EXHIBIT 21.1
LIST OF SUBSDIARIES
DSW Inc.

Ref.		State of	Parent
No.	Name	Incorporation	Co. No.

1.	DSW Inc.[1]	Ohio	N/A
2.	DSW Shoe Warehouse, Inc.	Missouri	1.
3.	Brand Card Services LLC	Ohio	1.
4.	Brand Technology Services LLC	Ohio	1.
5.	eTailDirect LLC	Delaware	2.

[1]	Formally known as Shonac Corporation. Following the completion of its initial public offering on July 5, 2005, DSW Inc. is a controlled subsidiary of Retail Ventures, Inc. As of February 3, 2007, Retail Ventures, Inc. owns approximately 63.0% of DSW’s outstanding common shares and approximately 93.2% of the combined voting power of such shares.